Exhibit 99.1

Strongbridge Biopharma plc January 2017

Forward-looking Statements This document contains forward-looking statements relating to the Company’s strategy, objectives, business development plans and financial position. All statements other than statements of historical facts included in this document, including, without limitation, statements regarding the Company’s future financial position, strategy, anticipated investments, costs and results, status and results of clinical trials, plans, outcomes of product development efforts, and objectives of management for future operations, may be deemed to be forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms, and similar expressions that convey uncertainty or future events or outcomes. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, performance, or achievements or industry results to be materially different from those contemplated, projected, forecasted, estimated or budgeted, whether expressed or implied, by these forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. A discussion of certain of these risks may be found in the filings the Company makes with the U.S. Securities and Exchange Commission. None of these forward-looking statements constitutes a guarantee of the future occurrence of such events or of actual results. These statements are based on data, assumptions, and estimates that the Company believes are reasonable. The forward-looking statements contained in this document are made only as of the date hereof. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates of any forward-looking statements contained in this document to reflect any change in its actual results, assumptions, expectations or any change in events, factors, conditions, or circumstances on which any forward-looking statement contained in this document is based. 2

Investment Highlights OPALEYE Global, rare disease biopharmaceutical company with commercial and late-stage portfolio Keveyis ® (dichlorphenamide) the first and only FDA-approved treatment for all forms of Primary Periodic Paralysis COR-003 – novel, next-generation cortisol inhibitor in Phase 3 clinical development for the treatment of endogenous Cushing’s syndrome COR-005 – novel, next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly Strong Balance Sheet to support operations at least through 2018 Launch of Keveyis expected in April 2017 COR-003 SONICS trial expected to be fully enrolled by end of Q2 2017. Reporting of top-line data anticipated in Q1 2018 Initiation of a second Phase 3 clinical trial (LOGICS) for COR-003 with expected reporting of top-line data in Q3 2018 3

Strongbridge Biopharma Rare Disease Portfolio 4 INDICATION PRE-CLINICAL PHASE 1 PHASE 2 PHASE 3 MARKETED Keveyis Dichlorphenamide Primary Periodic Paralysis (FDA Approved) (FDA and EMA Orphan Drug Designation) COR-003 Levoketoconazole Endogenous Cushing’s Syndrome (FDA and EMA Orphan Drug Designation) COR-005 Veldoreotide Acromegaly (FDA and EMA Orphan Drug Designation)

Leadership MANAGEMENT TEAM Matthew Pauls President, Chief Executive Officer, Director Brian Davis Chief Financial Officer Stephen Long Chief Legal Officer Robert Lutz Chief Business Officer Fred Cohen, M.D. Chief Medical Officer Dave Bonnell Senior Vice President of Sales and Marketing Scott L. Wilhoit Senior Vice President, Global Market Access & Patient Services Susan Thornton Vice President, Regulatory Affairs Peter Valentinsson Vice President, Technical Operations 5 This image cannot currently be displayed. This image cannot currently be displayed. This image cannot currently be displayed. This image cannot currently be displayed.

Keveyis

Keveyis Overview Strongbridge acquired U.S. rights to Keveyis® (dichlorphenamide) in December 2016, and anticipates launching in April 2017 Keveyis is the first and only FDA-approved therapy indicated for the treatment of: Primary hyperkalemic periodic paralysis Primary hypokalemic periodic paralysis Related variants Twice-daily dosing in an oral tablet formulation Starting dose is 50 mg 2X daily-- can be titrated up to 100 mg 2X daily From 2002 to 2015, dichlorphenamide was not available the U.S. Taro bought the rights in 2007, developed it, received Fast Track designation, and received FDA approval in August 2015 with Orphan Drug regulatory exclusivity through August 2022 7 KEVEYIS® is a registered trademark licensed exclusively in the U.S. to Strongbridge Biopharma plc

Keveyis Opportunity

Keveyis is first and only FDA-approved therapy for all forms of PPP; limited number of drugs in development for PPP

Little to no historical investment in developing the PPP market

- Time to diagnosis of ~20 years

Patient opportunity:

- 5,000 – 6,000 addressable patients
- 2,000 – 3,000 currently diagnosed patients based on multiple data sources
- ~65-75 patients currently in Keveyis compassionate use program

Low awareness of Keveyis among specialists who treat PPP

- ~50% had little or no awareness per Strongbridge market research

Already established price:

- WAC of $99,645 annually (starting dose)
- Up to WAC of $199,290 annually (max dose)

Approved reimbursement guidelines at all major commercial plans

- Typically 3rd/Specialty Tier with a Prior Authorization (consistent with other orphan drugs)

Health Plan	KEVEYIS
UnitedHealthcare	Tier 2 and Tier 3 (PA/ST)
aetna	Tier 3 –Tier 5 (PA/QL)
Cigna	Tier 3 (PA)
Anthem	Tier 3 (PA)
HIGHMARK	Tier 3 (PA)
BlueCross BlueShield of Mississippi	Tier 3 (PA)
BlueCross BlueShield of North Carolina	Tier 4- 5 (PA)

STRONGBRIDGE BIOPHARMA | 8

Primary Periodic Paralysis 9

Primary Periodic Paralysis: An Ultra-rare Genetic Neuromuscular Channelopathy 10 Source: Charles G, Zheng C, Lehmann-Horn F, Jurkatt-Rott, Levitt J. Characterization of hyperkalemic periodic paralysis: a survey of genetically diagnosed individuals. J Neurol. 2013;260:2606-2613. Cannon SC. Channelopathies of skeletal muscle excitability. Compr Physiol. 2015;5:761-790 Cavel-Greant D, Lehmann-Horn F, Jurkat-Rott K. The impact of permanent muscle weakness on quality of life in periodic paralysis: a survey of 66 patients. Acta Myol. 2012;31:126-133.

Keveyis: Phase 3 Clinical Data 11

Study 1 Keveyis Clinical Program: Pivotal Studies Study 1 (HYP/HOP) A 9-week, double blind, placebo-controlled multi-center study consisting of two sub-studies Patients with hypokalemic periodic paralysis (n=44) Patients with hyperkalemic periodic paralysis (n=21) 12 Study 2 (Tawil et. al.) 35-week, double blind, placebo-controlled, 2-period crossover consisting of two sub-studies Patients with hypokalemic periodic paralysis (n=42) Patients with hyperkalemic periodic paralysis including paramyotonia congenita (n=31)

Key Results from Pivotal Studies of Keveyis 13 Study/Subset N Attack Rate Treatment Effect (Avg. num./week) Severity-weighted Attack Rate Treatment Effect (Avg. num./week) Attack Duration Treatment Effect (Avg. hours/week) Study 1 Hypokalemic 43 -2.2* -5.2* -24.1* Study1 Hyperkalemic 21 -3.9 -5.0* -25.8 Study 2 Hypokalemic 17 -0.9* -1.1** NR Study 2 Hyperkalemic 16 -2.3** -4.6** NR Primary Endpoint of Study 2 (hypokalemic subset only): Intolerable increase of attack frequency or severity (N=34) placebo = 11 events, Keveyis = 2 events) NR: Not Reported, analyses pending; All data shown are as reported in Tawil et al 2000 or Sansone et al 2016. *P<0.05, **P<0.01

Keveyis Launch Preparation 14

Plan to launch with a sales force of ~12 sales representatives and scale up opportunistically Currently recruiting sales representatives, by geography, with rare disease and Neuromuscular experience Initial effort on ~1,000 – 2,000 Neuromuscular Specialists Focus on Execution Excellence Disease awareness/education Identify new appropriate patients Support PPP patients Establish An Industry-Leading Rare Disease Sales Organization 15

Key Imperatives 16 Sophisticated Analytical Approach IMS/Symphony data ICD9/ICD10 Diagnostic Codes (diagnosed) Combination of Diagnosis, Procedure and Prescription Codes (undiagnosed) Access and Patient Services Patient Advocacy Intend to partner with leading patient advocacy groups Disease Awareness and Education

Cushing’s Syndrome Overview & COR-003 (levoketoconazole)

Cushing’s Syndrome Overview * Source: Company sponsored research and published research including Feelders RA, Hofland LJ. (J Clin Endoc Metab. 2013;98(2):425-438) and Daly et al. (J Clin Endoc Metab 2006) 18

COR-003 (Levoketoconazole) 19 Ketoconazole: Cortisol synthesis inhibitor used off-label in the U.S. to treat endogenous Cushing’s syndrome COR-003 (Levoketoconazole) Pure 2S,4R enantiomer extracted from ketoconazole Orphan drug designation in the US and EU for treatment of endogenous Cushing’s syndrome Being developed in U.S. as a new chemical entity under the FDA 505(b)(2) regulatory approval pathway Previously studied in two Phase 2 studies of diabetes, during which 118 subjects received COR-003 Global Phase 3 Program ongoing SONICS Trial – topline data anticipated Q1 2018 LOGICS Trial – topline data anticipated Q3 2018

COR-003: Next Generation Inhibitor Of Cortisol Synthesis 20 COR-003 (Single Enantiomer of KTZ) CYP17 CYP17 Cortisol CYP11B1 11-Deoxycortisol Cholesterol 17-Hydroxy Pregnenolone Pregnenolone 17-Hydroxy Pregnenolone Progesterone CYP21 3βHSD2 Cortisol synthesis pathway Compound Cyp17 Cyp11B1 Cyp21 50% Inhibitory concentration [nmol/L] Racemic Ketoconazole 93 840 2450 COR-003 / 2S,4R enantiomer 48 116 1000 2R,4S enantiomer 1,800 5,300 10,000 Higher potency than KTZ and mirror-image single enantiomer, 2R,4S-KTZ, in inhibiting key enzymes in cortisol synthesis (CYP11B1, CYP17, CYP 21) N=24 COR-003 KTZ Placebo AUC 0-6 hours Mean Cortisol Standard Deviation 41.76 9.41 44.35 8.70 49.22 10.17 P-value = 0.0429 (COR-003 vs. KTZ) P-value = 0.0019 (vs. Placebo) Evidence for significant cortisol suppression in healthy subjects Source: Miller WL, Auchus RJ, Endocrin Rev 32, 81-151, 2011 Data from Trial AA 34510, 24 healthy subjects dosed with 400 mg COR-003 or ketoconazole for 4 days

Potential for Lower Liver Toxicity 21 Compound Cyp7A1 50% Inhibitory concentration [nmol/L] COR-003 / 2S,4R enantiomer 2,400 2R,4S enantiomer 195 Multiple of potency COR-003 inhibition vs 2R,4S enantiomer (x-fold) 0.08 Inhibition of CYP7A Source: Rotstein DM et al, J Med Cem 35, 2818-2825, 1992 Bile acids aid fat & vitamin absorption and help eliminate toxins and drugs, including COR-003 CYP7A: rate-limiting enzyme for bile acid synthesis COR-003 is 12x less potent in inhibiting CYP7A 10,000 5,000 0 0 6 12 18 24 Day 5 data from 24 healthy subjects dosed with 400 mg KTZ Days 1-4 plus 80 mg atorvastatin on Day 5 Plasma Concentration (ng/ml) Hours COR-003 2R,4S-ketoconazole Differential Pharmacokinetics of Two KTZ Enantiomers KTZ consists of two enantiomers (50/50) Maximal plasma concentration of COR-003 is ~3x higher than mirror image enantiomer 2R,4S-ketoconazole These data suggest reduced liver metabolism of COR-003

COR-003: Phase 3 Trial – SONICS 22 Primary endpoint: UFC level measured DOSE TITRATION: 2 to 21 weeks MAINTENANCE: 6 months EXTENDED EVALUATION: 6 months Titrate in 150 mg increments up to max 600 mg 2x daily until UFC normalization is achieved Maintain UFC normalization with fixed therapeutic dose Single-arm, open-label study 90 patients with endogenous Cushing’s syndrome 77 activated sites Primary endpoint Responder rate (normalized 24-hour urinary free cortisol (UFC) at 6 months maintenance without dose increase) Key secondary endpoints Clinical signs and symptoms, HbA1c and glucose, blood pressure, lipid profile, CRP, weight, quality of life measures

COR-003: Phase 3 Trial – LOGICS (planned design) Two cohorts will be enrolled: ~ 35 subjects total ~ 2/3 of enrolled subjects will have completed SONICS Design is double-blind, randomized placebo controlled Long-term open-label extension planned for SONICS and LOGICS completers Primary endpoint: urinary free cortisol 23

COR-003 Clinical Timeline (estimated) 2016 2017 2018 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q SONICS LOGICS First Patient Dosed Last Patient Enrolled Last Patient Enrolled EEP Topline Safety Data Topline Data Maintenance Phase Topline Efficacy Data 24

Cushing's Syndrome U.S. Market Opportunity



Diagnosed Prevalent CS Patients in US
~25,000
Active Disease- Addressable Patients
~7,000
Remission
~18,000
Active Disease—
Rx Treated
~5,000
Active Disease—
Not Rx Treated
~2,000
Controlled
~1,900
37% Controlled
Uncontrolled
~3,100
62% Uncontrolled
Initial Target
Patient
Segments

- Physician Universe
  - ~50 U.S. pituitary centers and endocrine departments treating CS (and acromegaly)
  - ~500 endocrinology pituitary specialists
  - ~4,500 endocrinologists in the US
- Compelling Product Profile
  - Per market research, COR-003 would frequently be preferred over current medications
  - Current market is highly fragmented, suggesting imperfect choices available
- Pricing
  - Existing approved therapies are $165,000 - $300,000+ per patient per year

Source: Company sponsored research and published research including Daly et al. (J Clin Endoc Metab 2006)

STRONGBRIDGE BIOPHARMA | 25

COR-005 (Veldoreotide)

COR-005 (veldoreotide) LAR Opportunity Data through Phase IIa suggests COR-005 LAR may provide differentiated benefits from currently approved somatostatin analogue products (SSAs): Efficacy comparable to Signifor LAR, but without hyperglycemia Reduced risk of gallbladder adverse events Reduced breakthrough acromegaly symptoms between doses Approved for self-administration at home, improved patient experience Since acquiring in 2015, have put significant effort into developing the long-acting release formulation Selected PLGA Microspheres as the long-acting-release technology in October 2016 based on a final set of minipig PK model results; unique formulation may provide additional IP Optimized formulation targeted for Q2 2017 27

Other Corporate Information Confidential

Intellectual Property and Regulatory Exclusivity 29 Intellectual Property Orphan Exclusivity US EU COR-003 COR-005 US EU Method of Use (reducing CRP levels and systemic inflammation) 2030 Pursuing patent estate with novel formulation N/A Yes – 7 years Yes – 10 years Yes – 7 years Yes – 10 years * Subject to patent term extensions that may apply Method of Use (reducing cortisol levels) Filed / Under Review Method of Use (treating Cushing’s Syndrome) Issued 2026 Keveyis None currently Will explore potential for new IP Yes- 6 Years remaining N/A

Financial Summary Slide Shares Outstanding ~35.2M Ordinary Shares ~45.6M Fully Diluted Market Capitalization (As of 01/06/16) $81M Outstanding Debt (As of 01/06/16) $20M Pro Forma Cash Position (As of 09/30/16) $77M 30

Strongbridge Biopharma plc - Summary

- **Global, rare disease biopharmaceutical company with commercial and late-stage portfolio**
  - Keveyis – the first and only FDA-approved treatment for all forms of Primary Periodic Paralysis
  - COR-003 – novel, next-generation cortisol inhibitor in Phase 3 clinical development for the treatment of endogenous Cushing's syndrome
  - COR-005 – novel, next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly
- **Revenue generating starting in Q2 2017**
- **Strong Balance Sheet to support operations at least through 2018**
- **Experienced rare disease leadership team**


Q2 2017
SONICS Full Enrollment
First patient enrolled in LOGICS placebo-controlled study
Q4 2017
LOGICS Full Enrollment
Q3 2018
LOGICS Topline Efficacy
SONICS Topline Safety Data
2017
2018
April 2017
Keveyis Launch
August 2017
First Announcement of Keveyis Performance
Q1 2018
SONICS Topline Efficacy Data

STRONGBRIDGE BIOPHARMA

31